Cooley

Alison A. Haggerty +1 212 479 6596 ahaggerty@cooley.com	Via EDGAR

July 6, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeanne Bennett
Paul Fischer
Celeste M. Murphy
Kate Tillan

Re:	Renalytix AI plc

Registration Statement on Form F-1

Filed June 24, 2020

File No. 333-239414

Ladies and Gentlemen:

On behalf of Renalytix AI plc (the “Company”), we are providing this letter in response to comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated July 1, 2020 with respect to the Company’s Registration Statement on Form F-1, as filed with the Staff on June 24, 2020 (“Registration Statement”).

Set forth below is the Company’s response to the Comment. For your convenience we have incorporated the Comment into this response letter in italics. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Registration Statement on Form F-1, filed on June 24, 2020

Note 11, Subsequent Events, Verici Dx Limited, page F-41

1. With respect to the spin-off of Verici Dx Limited, please provide pro forma statements reflecting the disposition under Article 11 of Regulation S-X, or tell us why you are not required to provide the statements. Refer to Item 4(b) of Form F-1.

The Company respectfully acknowledges the Staff’s comment. Article 11 of Regulation S-X requires the presentation of pro forma financial information for the disposition or probable disposition of a significant business. Significance is determined on the basis of any of the three significance tests: the investment test, the asset test and the income test.

The Company performed an evaluation under Article 11 of Regulation S-X to determine if the spin-off of Verici Dx Limited (“Verici Dx”) was significant and would require pro forma financial disclosures. In May 2020, the U.S. Securities and Exchange Commission (“SEC”) issued a final rule that amends the financial statement requirements for dispositions of a business and related pro forma financial information. The

Cooley LLP        55 Hudson Yards        New York, NY        10001-2157

t: (212) 479-6000    f: (212) 479-6275        cooley.com

Cooley

July 6, 2020

Page Two

amended rule increased the significance threshold for business dispositions from 10 percent to 20 percent and changed the investment test to use the aggregate worldwide market value of common equity of the registrant when available. The final rule will become effective at the beginning of the registrant’s fiscal year that starts after December 31, 2020. However, voluntary compliance is permitted before the effective date as long as the final rule is applied in its entirety on that date. For companies conducting an initial public offering, the final rule is effective for initial registration statements first filed on or after the mandatory compliance date, including assessment of probable and consummated acquisitions and dispositions, even those consummated before the mandatory compliance date. Similarly, voluntary compliance is permitted before the effective date as long as the final rule is applied in its entirety. The Company is voluntarily complying with the amended rule before its effective date.

The definition of a business for SEC reporting purposes in SEC Regulation S-X, Rule 11-01(d) which states, in part: The term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business. Upon consummation of the spin-off of Verici Dx, the Company will have transferred the in-licensed FractalDx technology and related research and development efforts to Verici Dx. These research and development efforts are expected to continue following the completion of the spin-off transaction. A business, as defined under SEC Regulation S-X, is presumed for purposes of determining its significance.

Investment Test: Upon completing the investment test, management noted that the consideration transferred to Verici Dx was in the form of a $2.0 million convertible promissory note. On April 28, 2020, the Company announced plans to spin-off the in-licensed FractalDx technology and thus the average of the last five trading days in March 2020 were used for the purpose of this investment test. The Company’s average market capitalization from March 25, 2020 through March 31, 2020, as determined by reference to the Company’s public trading activity on AIM, was $162 million. The investment test resulted in a significance indicator of 1.2%.

The Company acknowledges that the amended SEC rules for this investment test are silent as to whether the use of a foreign exchange (e.g. AIM, a market operated by the London Stock Exchange) is acceptable to determine the aggregate worldwide market value of the Company’s common equity. While the Company believes the use of its market capitalization is appropriate given its shareholders are sophisticated institutional investors, in the event the use of a foreign exchange is not acceptable to measure aggregate worldwide market value, the Company would perform the investment test using total assets as of the end of its most recent fiscal year. The Company’s total assets as of June 30, 2019 were $9.7 million, which would result in a significance indicator of 20.6%. However, for the most recent fiscal year ended June 30, 2020, the Company’s total assets were approximately $18.5 million, which would result in a significance indicator of 10.8%.

Asset Test: Upon completing the asset test, management noted the carrying value of the assets being transferred to Verici Dx was $0.5 million. The Company’s total assets as of June 30, 2019 were $9.7 million. The asset test resulted in a significance indicator of 5.2%.

Income Test: Upon completing the income test, management noted the loss from operations of Verici Dx and the Company was $1.5 million and $42.3 million, respectively, during the year ended June 30, 2019. The income test resulted in a significance indicator of 3.0%. As the Company does not currently generate revenue, the revenue test is not applicable.

Upon completing the tests above, management concluded the disposition of Verici Dx was not significant and pro forma information, pursuant to Article 11 of Regulation S-X, is not required.

Cooley LLP        55 Hudson Yards        New York, NY        10001-2157

t: (212) 479-6000    f: (212) 479-6275        cooley.com

Cooley

July 6, 2020

Page Three

Please contact me at 212-479-6596 with any questions regarding the above response to the Staff’s Comment.

Sincerely,

/s/ Alison A. Haggerty

Alison A. Haggerty

cc:	James McCullough, Renalytix AI plc
O. James Sterling, Renalytix AI plc
Marc Recht, Cooley LLP
Claire Keast-Butler, Cooley (UK) LLP
David Boles, Cooley (UK) LLP
Michael D. Maline, Goodwin Procter LLP
Thomas S. Levato, Goodwin Procter LLP
Andrew Harrow, Goodwin Procter (UK) LLP

Cooley LLP        55 Hudson Yards        New York, NY        10001-2157

t: (212) 479-6000    f: (212) 479-6275        cooley.com